1934 Act Registration No. 333—13904

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of June 2004

MTR CORPORATION LIMITED

(Exact Name of Registrant as Specified in Its Charter)

MTR Tower

Telford Plaza

33 Wai Yip Street

Kowloon Bay

Hong Kong

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

Form 20-F ✓                 Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes                     No ✓

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-              )

EXHIBITS

Exhibit Number		Page
1.1	Announcement dated June 3, 2004	4

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MTR CORPORATION LIMITED

By:	/s/ Lila Fong
Name:	Lila Fong
Title:	Legal Manager – Secretarial

Date: June 4, 2004

Exhibit 1.1

MTR CORPORATION LIMITED

(the “Company”)

(Incorporated in Hong Kong with limited liability)

(Stock code: 66)

ANNUAL GENERAL MEETING HELD ON 3RD JUNE, 2004

POLL RESULTS

The Company is pleased to announce the results of the poll in respect of the resolutions proposed at the Annual General Meeting of the Company held on 3rd June, 2004, which are as follows:

	Ordinary Resolutions	Number of Votes (%)
		For	Against
1.	To receive and consider the audited Statement of Accounts and the Reports of the Directors and the Auditors of the Company for the year ended 31st December, 2003.	4,246,151,955 (99.9991%)	39,417 (0.0009%)
As more than 50% of the votes were cast in favour of the resolution, the resolution was duly passed as an ordinary resolution.

2.	To declare a final dividend for the year ended 31st December, 2003.	4,247,831,563 (99.9997%)	11,296 (0.0003%)
As more than 50% of the votes were cast in favour of the resolution, the resolution was duly passed as an ordinary resolution.

3.(a)	To re-elect Chow Chung Kong as a member of the Board of Directors of the Company.	4,238,883,828 (99.9888%)	472,780 (0.0112%)
As more than 50% of the votes were cast in favour of the resolution, the resolution was duly passed as an ordinary resolution.

3.(b)	To re-elect Christine Fang Meng Sang as a member of the Board of Directors of the Company.	4,238,949,647 (99.9905%)	404,569 (0.0095%)
As more than 50% of the votes were cast in favour of the resolution, the resolution was duly passed as an ordinary resolution.

3.(c)	To re-elect Dr. Raymond Ch’ien Kuo Fung as a member of the Board of Directors of the Company.	4,238,868,101 (99.9885%)	487,897 (0.0115%)
As more than 50% of the votes were cast in favour of the resolution, the resolution was duly passed as an ordinary resolution.

3.(d)	To re-elect David Gordon Eldon as a member of the Board of Directors of the Company.	4,238,982,109 (99.9912%)	373,885 (0.0088%)
As more than 50% of the votes were cast in favour of the resolution, the resolution was duly passed as an ordinary resolution.

4.	To re-appoint KPMG as Auditors of the Company and authorise the Board of Directors to determine their remuneration.	4,247,453,084 (99.9908%)	391,188 (0.0092%)
As more than 50% of the votes were cast in favour of the resolution, the resolution was duly passed as an ordinary resolution.

5.	To grant a general mandate to the Board of Directors to allot, issue, grant, distribute and otherwise deal with additional shares in the Company, not exceeding twenty per cent. of the issued share capital of the Company at the date of this Resolution (as adjusted).*	4,053,224,674 (94.5520%)	233,542,245 (5.4480%)
As more than 50% of the votes were cast in favour of the resolution, the resolution was duly passed as an ordinary resolution.

6.	To grant a general mandate to the Board of Directors to purchase shares in the Company, not exceeding ten per cent. of the issued share capital of the Company at the date of this Resolution.*	4,247,090,381 (99.0822%)	39,341,297 (0.9178%)
As more than 50% of the votes were cast in favour of the resolution, the resolution was duly passed as an ordinary resolution.

7.	Conditional on the passing of Resolutions 5 and 6, to authorise the Board of Directors to exercise the powers to allot, issue, grant, distribute and otherwise deal with additional shares in the Company under Resolution 5 in respect of the aggregate nominal amount of share capital in the Company purchased by the Company.*	4,243,742,280 (99.0041%)	42,689,398 (0.9959%)
As more than 50% of the votes were cast in favour of the resolution, the resolution was duly passed as an ordinary resolution.

	Special Resolution	Number of Votes (%)
		For	Against
8.	To amend the Articles of Association of the Company.*	4,239,122,903 (99.9973%)	116,396 (0.0027%)
As more than 75% of the votes were cast in favour of the resolution, the resolution was duly passed as a special resolution.

*	The full text of the Resolution is set out in the Notice of the Annual General Meeting.

Notes:

(1)	Total number of shares entitling the holder to attend and vote for or against all the resolutions at the Annual General Meeting: 5,294,682,393 shares.

(2)	Total number of shares entitling the holder to attend and vote only against any of the resolutions at the Annual General Meeting: Nil.

(3)	Computershare Hong Kong Investor Services Limited, the Company’s share registrar, acted as the scrutineer.

By Order of the Board

Leonard Bryan Turk

Secretary

Hong Kong, 3rd June, 2004

Members of the Board: Dr. Raymond Ch’ien Kuo Fung (Chairman)**, Chow Chung Kong (Chief Executive Officer), Professor Cheung Yau Kai*, David Gordon Eldon*, T. Brian Stevenson*, Edward Ho Sing Tin*, Lo Chung Hing*, Christine Fang Meng Sang*, Frederick Ma Si Hang (Secretary for Financial Services and the Treasury)**, Secretary for the Environment, Transport and Works (Dr. Sarah Liao Sau Tung)** and Commissioner for Transport (Robert Charles Law Footman)**

Members of the Executive Directorate: Chow Chung Kong, Russell John Black, William Chan Fu-keung, Philip Gaffney, Thomas Ho Hang-kwong, Lincoln Leong Kwok-kuen and Leonard Bryan Turk

*	independent non-executive directors

**	non-executive directors